Exhibit E
TRUSTEES OF ADVANCE LONG-TERM TRUST
Set forth below is a list of each trustee of Advance Long-Term Trust setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen. As of the date of this statement on Schedule 13D, Advance Long-Term Trust was the sole general partner of NFH.

Name and Address of Corporation or Other
	Present Principal Occupation (principal	Organization (if different from the address
Name and Business Address	business of employer)	provided in Column 1)

Trustees
S.I. Newhouse, Jr.	Chairman of the Board of API
4 Times Square	(media and publications)
New York, NY 10036

Donald E. Newhouse	President of API
4 Times Square	(media and publications)
New York, NY 10036